UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 15, 2010

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

15A Zhao Feng Universe Building 1800 Zhong Shan Xi Road Shanghai, China 200235
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Reports Nine Month 2010
 Preliminary Unaudited Financial Results and
 Provides 2010 and 2011 Guidance

Shanghai, China, November 15, 2010 — SearchMedia Holdings Limited (“SearchMedia”
or the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today reported preliminary unaudited financial results for the nine months ended September 30, 2010.

Paul Conway, the Company's Chief Executive Officer, stated, “The third quarter of 2010 was a productive quarter for us.  Our billboard business remains strong and we have seen solid growth in our transit and elevator business.  We have also signed significant advertising campaigns in the quarter with various auto, telecom, financial, travel, insurance and electronics clients.  Furthermore, we are also excited to note that we are seeing a further increase in spending from our clients in the fourth quarter.”

Wilfred Chow, Chief Financial Officer of SearchMedia, commented, “We are pleased to report our preliminary financial results for the nine months ended September
30, 2010.  Throughout the past months, we have undertaken some key initiatives to strengthen our company and today, SearchMedia has grown into a stronger, better organized company.”

Mr. Conway continued, “We have also continued to enhance the management structure of SearchMedia on several fronts:
• We are leveraging the strong leaders from our subsidiaries by allowing them to take on additional corporate responsibilities. Adam Hu, founder of our Beijing
Wanshui subsidiary will supervise our billboard division as Executive Vice
President.  Mr. Hu has over 19 years of experience in the China advertising industry and will further our growth and integration plans for our billboard network.
• We have installed a Billboard Management Committee with our internal billboard leaders, in order to effectively evaluate and promote the numerous amounts of new concession and acquisition opportunities that are being generated by the
Company.  The members of this committee, which includes senior management from six of our billboard subsidiaries, each have many years of operational experience in out-of-home advertising in the largest media markets throughout
China.  We believe their expertise will further accelerate our growth for 2011 and beyond by growing our concessions, rates and occupancy levels to maximize the performance of our billboard business.
• We are evaluating concession and acquisition opportunities in Tier 1, Tier 2 and Tier 3 cities, including billboard opportunities in central business districts, transit and other prominent locations.
• Finally, in addition to billboard assets, we are also evaluating other new out-of-home advertising platforms, which we believe will further complement our media network.”

Preliminary Unaudited Financial Results
For the nine months ended September 30, 2010, the Company anticipates $43 million in revenue and net income of $3 million.  Non-GAAP net income excluding non-recurring and stock-based compensation charges is expected to be $6 million and net income from the Company’s acquired subsidiaries is expected to be $8 million for the first nine months of 2010. These results reflect certain adjustments to the Company’s first half preliminary unaudited results, which were made in coordination with its recently completed year end 2009 audit.  The
Company anticipates that it will recognize sequential quarterly revenue and net income growth throughout the full year of 2010.  Further detail will be available upon the filing of the Company’s first quarter 2010 financial report, which is expected to be completed by December 15, 2010.

Revenue and net income was driven primarily by growth in the Company’s existing billboard and transit businesses and improvement in the elevator business, as well as contribution from the recent Continental acquisition and new bus concession.

As of September 30, 2010, the Company had approximately $12 million in cash and cash equivalents, an increase from $11 million as of June 30, 2010.  This increase reflects the Company’s profitability during the quarter and includes cash expense of approximately $1 million for professional service expense.
Basic common shares outstanding for the nine months ended September 30, 2010 was approximately 20.7 million basic common shares.

Outlook
For fiscal year 2010, the Company is targeting revenue of approximately $61 million of revenue and net income from acquired subsidiaries of approximately
$11 million. In addition, the Company expects net income excluding non-recurring and stock-based compensation charges to be approximately $8 million. Looking further ahead, based upon the underlying growth opportunities in its base business combined with the concession, acquisition and expansion opportunities that it is actively reviewing, the Company is targeting 2011 net income in the range of $17-20 million.

Indemnification Claim Against Former SearchMedia International Limited
Shareholders and Directors

In November of 2010, the Company commenced claims against the former shareholders and directors of SearchMedia International Limited for breaches of representations, warranties and covenants contained in the Share Exchange
Agreement.  While there can be no assurance that its efforts will be successful, the Company intends to prosecute these actions vigorously and will continue to pursue all legal remedies and potential cancellation of some of the shares issued in the Share Exchange Agreement.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of over 1,500 high-impact billboards with over 500,000 square feet of surface display area and one of
China’s largest networks of in-elevator advertisement panels consisting of approximately 125,000 frames in 50 cities throughout China.  Additionally,
SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai. SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, that the Company may not be able to achieve its guidance for the remainder of 2010 and for 2011; whether the Company will be successful in its indemnification claims against the former shareholders and directors of SearchMedia International Limited, including its efforts to cancel some or all of the shares previously issued; the uncertainties associated with the timing and outcome of legal proceedings; that the Company may not recognize sequential quarterly revenue and net income growth throughout the year of 2010;
whether the Company’s clients will increase their spending in the fourth quarter; that the Company may not complete its first quarter 2010 report by
December 15, 2010; whether the Company’s enhanced management structure will result in the benefits, integration and growth anticipated, including accelerated growth for 2011 or beyond; whether the Company will be able to successfully identify or acquire other new out-of-home advertising platforms or even if successful, whether these other platforms will complement its media network;  whether the Company’s billboard, transit and elevator businesses will grow or contribute revenue and income as anticipated; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange
Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: November 15, 2010	By:	/s/ Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer